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                                                                EXHIBIT 99(a)(8)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer is made solely by the offer to purchase and the related letter of transmittal which are being mailed to shareholders of Shaw Industries, Inc. on or about February 9, 1998. While the offer is being made to all shareholders of the company, lenders will not be accepted from or on behalf of the shareholders in any jurisdiction in which the acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions whose laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of the company by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH

                                       BY

                             SHAW INDUSTRIES, INC.

                   UP TO 8,000,000 SHARES OF ITS COMMON STOCK

                (INCLUDING THE ASSOCIATED SERIES A PARTICIPATING

                        PREFERRED STOCK PURCHASE RIGHTS)

                      AT A PURCHASE PRICE NOT IN EXCESS OF

                     $14.00 NOR LESS THAN $11.00 PER SHARE

         Shaw Industries, Inc., a Georgia corporation (the "Company"), invites its shareholders to tender shares of its Common Stock (the "Common Stock"), including the associated rights to purchase Series A Participating Preferred Stock (the "Rights") issued pursuant to the Rights Agreement between the Company and NationsBank, N.A., as successor to Citizens and Southern Trust Company (Georgia), N.A. (together, the Common Stock and the Rights are referred to as the "Shares"), to the Company at a price not in excess of $14.00 nor less than $11.00 per Share in cash, as specified by shareholders tendering their Shares upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 9, 1998 and in the related Letter of Transmittal (which together constitute the "Offer").

         THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, MARCH 9, 1998, UNLESS THE OFFER IS EXTENDED.

         The Offer is not conditioned on any minimum number of Shares being tendered. The Offer, however, is subject to certain other conditions set forth in the Offer to Purchase.

         THE BOARD OF DIRECTORS OF THE COMPANY HAS AUTHORIZED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO SHAREHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES OR AS TO THE PURCHASE PRICE OF ANY TENDER. EACH SHAREHOLDER MUST MAKE THEIR OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES AND AT WHAT PRICE OR PRICES SHARES SHOULD BE TENDERED. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

         As promptly as practicable following the Expiration Date (ad defined below), the Company will purchase up to 8,000,000 Shares or such lesser number of Shares as are properly tendered (and not withdrawn in accordance with Section 4 of the Offer to Purchase) prior to the Expiration Date at a price (determined in the manner set forth below) not in excess of $14.00 nor less than $11.00 per Share net to the seller in cash. The term "Expiration Date" means 12:00 Midnight, New York City time, on Monday, March 9, 1998, unless and until the Company, in its sole discretion, shall have extended the time and date during which the Offer will remain open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.

         The Company will select the lowest purchase price (the "Purchase Price") that will allow it to purchase up to 8,000,000 Shares (or such lesser number of Shares as are properly tendered and not withdrawn) at a price not in excess of $14.00 nor less than $11.00 per Share. All Shares properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration, odd lot provisions and conditional tender provisions. For purposes of the Offer, the Company will be deemed to have accepted for payment (and thereby purchased) Shares properly tendered at or below the Purchase Price and not withdrawn (subject only to proration, odd lot provisions and conditional tender provisions of the Offer) only when, as and if the Company gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility (as defined in the Offer to Purchase)), a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal.

         The Company is making the Offer because the Board of Directors believes that, given the current market price of the Shares and the Company's financial condition and outlook, the purchase of Shares at this time is a prudent use of its financial resources, taking into account the increased interest expense associated with the borrowing required in connection with the Offer. In the view of the Board of Directors, the Offer represents an increase in and an acceleration of what would have been a continuing share repurchase program intended to enhance shareholder value both in the near and long term.

         Concurrently with the announcement of the Offer, the Company announced that the Board of Directors intends to discontinue the quarterly cash dividend on the Common Stock effective following the payment of the first quarter dividend scheduled to be paid on Friday, February 27, 1998 to shareholders of record on Monday, February 16, 1998. Shareholders of record will be entitled to the quarterly $0.075 per Share dividend, regardless of whether they tender Shares either before or after the record date for the dividend. The Company believes that discontinuing the dividend improves the Company's financial flexibility and that the Offer is potentially a more tax efficient manner to distribute profits to its shareholders. The Company intends to utilize the increase in cash flow resulting form discontinuing the dividend for debt service and general corporate purposes.

         Upon the terms and subject to the conditions of the Offer, if more than 8,000,000 Shares have been properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, the Company will accept for purchase properly tendered Shares in the following order of priority: (a) first, all Shares properly tendered and not withdrawn prior to the Expiration Date by any Odd Lot Holder (as defined in the Offer to Purchase) who: (1) tenders all Shares beneficially owned by such Odd Lot Holder at a price at or below the Purchase Price (tenders of less than all Shares will not qualify for this preference); and (2) completes the item captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and (b) second, after purchase of all of the foregoing Shares, all Shares conditionally tendered in accordance with Section 6 of the Offer to Purchase, for which the condition was satisfied without regard to the procedure set forth in clause (c) below, and all other Shares tendered properly and unconditionally at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, on a pro rata basis (with adjustments to avoid purchases of fractional Shares) as described below; and (c) third, if necessary to permit the Company to purchase up to 8,000,000 Shares, Shares conditionally tendered, for which the condition was not initially satisfied, at or below the Purchase Price and not withdrawn prior to the Expiration Date, selected by random lot in accordance with Section 6 of the Offer to Purchase. The Company also reserves the right, but will not be obligated, to purchase all Shares duly tendered by any shareholder who tendered all Shares owned, beneficially or of record, at or below the Purchase Price and who, as a result of proration, would then own, beneficially or of record, an aggregate of fewer than 100 Shares. If the Company exercises this right, it will increase the number of Shares that it is offering to purchase by the number of Shares purchased through the exercise of the right.

         The Company expressly reserves the right, in its sole discretion, at any time and from time to time to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to Wachovia Bank, N.A. (the "Depositary") and making a public announcement thereof.

         Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, on Monday, April 6, 1998. See Section 4 of the Offer to Purchase.

         THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY TENDERS ARE MADE. The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares and are being furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

         Additional copies of the Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent or the Dealer Manager and will be furnished promptly at the Company's expense.


                    The Information Agent for the Offer is:

                    CORPORATE INVESTOR COMMUNICATIONS, INC.
                               111 Commerce Road
                          Carlstadt, New Jersey 07072

                         CALL TOLL FREE: (888) 203-8862
                           BANKS AND BROKERAGE FIRMS
                          PLEASE CALL: (201) 896-1900


                      The Dealer Manager for the Offer is:

                              MERRILL LYNCH & CO.
                             World Financial Center
                                  North Tower
                            New York, New York 10281
                         (212) 449-8971 (call collect)

February 9, 1998